PERFECT FRY COMPANY ®

03032219

September 10, 2003

RECEIVED
SEP 2 2 2003
OFFICE OF THE SECRETARY

Securities and Exchange Commission
450 - 5th Street NW
Washington, DC 20549
USA

SUPPL

ATTENTION: **Secretary**

RE: **Commission File Number 82-1609**

Please find enclosed copy of the Third Quarter ended July 31, 2003 Report (Unaudited) and a copy of our Press Release date September 10, 2003

This information is being furnished to the Commission pursuant to Rule 12g3-2(b).

Sincerely,

Sharon Haasdyk

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Sharon Haasdyk
Chief Financial Officer

03 SEP 29 AM 7:21

9/29

G:/Data Pool/Investor Relations/Press Releases/SECPRSRL.DOC

Corporate Office: 615 – 71 Avenue SE, Calgary, AB, Canada T2H 0S7 Phone 403-255-7712 Fax 403-255-1725 1-800-265-7711 www.perfectfry.com
USA Office: 693 Bram Hall Court, Avon, IN, USA 46123 Toll Free 866-502-3762 Fax 317-745-2369

PERFECT FRY COMPANY ®

PERFECT FRY CORPORATION

third quarter ended July 31, 2003


PERFECT FRY COMPANY

CORPORATE PROFILE

Perfect Fry Corporation is a public company headquartered in Calgary, Alberta, Canada. Its common shares are listed for trading on the TSX Venture Exchange under the symbol PNM.

Founded in 1985, the Company manufactures and markets state-of-the-art counter-top deep fryers and accessories. The highly efficient Perfect Fryer is slightly larger than a microwave oven, requires no external ventilation systems, and incorporates proprietary built-in air filtration and fire prevention systems.

Perfect Fry's prime market niche is the fast-food retail industry that sells popular, tasty deep fried foods at snack bars, food kiosks, sport & recreation outlets, concession stands and convenience stores. The Perfect Fryer and complementary products enjoy rapidly growing sales in Canada, the United States, South America, Europe, Australia, Asia and the Middle East.

At the center of the Company's aggressive market development activities is an international network of independent distributors and dealers supported by an extensive marketing and sales promotion infrastructure. This infrastructure is the most visible element of a plan for growth the Company has spent several years developing. It leverages the Company's core strengths: an innovative employee and management team; an in-depth knowledge of domestic and international niche markets; proven creativity in product development; multi-disciplinary technical competencies and a commitment to customer service that is second to none in the industry.

Perfect Fry offers investors these key ingredients to equity growth:

- an effective and experienced management team dedicated to growing the Company and building value
- a creative, multi-discipline team of employees who are encouraged to 'think outside the box'
- a strong financial structure, ready access to capital to finance growth, excellent credit, and sophisticated financial reporting and inventory tracking systems
- state-of-the-art products serving a strong consumer demand – patented and continuously updated by research and development
- a rapidly expanding distribution network supported by a strong marketing and sales infrastructure, and food-industry alliances and incentive programs
- a production, marketing and distribution infrastructure that is continuously expanding a profitable niche in the global fast food industry
- a track record of and commitment to excellence in product quality, customer care and corporate integrity.

HIGHLIGHTS

- Record first and second quarter revenues set in Fiscal 2003.
- The Company acquires land and building in Calgary to house its head office and manufacturing facilities.
- New program offered to Canadian distributors to establish rental fleet of Perfect Fryers shows encouraging results.

STOCK EXCHANGE LISTING

Perfect Fry Corporation, symbol PNM, is listed on the TSX Venture Exchange.
USA 12G3-2 (b) Exemption Number 82-1609.

Letter from the Chairman and President

The third quarter of Fiscal 2003 has indeed lived up to our expectations, continuing its record setting pace.

The rental program introduced to the Canadian distributor base in the first half of Fiscal 2003 has been extended to include the US during the third quarter. Early results are promising, as revenue for the first nine months of Fiscal 2003 in the US has increased by 2.8% over the same period last year despite the sluggish U.S. economy. This rental program has contributed to the 18.9% increase in revenue in Canada at the end of the third quarter compared to the same period last year, and so we expect growth in the U.S. should increase over the next few quarters also.

International sales (outside Canada and the U.S.) have been slower than expected this year. Efforts in Southeast Asia, where one of our export agents has placed a distributor, have been hindered by the SARS issue. With that seemingly behind us now, we anticipate increased interest in the region, and plans have been made to travel to Malaysia to exhibit at a trade show later this fall. We are also initiating a concerted effort in continental Europe by exhibiting at the largest industry trade show in the world, which will be held in Germany in October 2003. Some regions such as the Middle East and South and Central America have shown more activity than expected; Australia and England, our two most established international markets, continue to develop. We will continue to monitor all regions carefully and work with our export agents closely, as we feel we have barely scratched the surface of the international markets.

Perfect Fry now has in place a marketing and sales infrastructure that will support the growth plan the Company has been developing for several years. This infrastructure will continue to evolve, allowing Perfect Fry to retain its reputation as a forward-thinking and technologically-advanced leader among foodservice industry manufacturers. This is just one of the many aspects of exemplary customer service our company has become known for.

Perfect Fry's team of dedicated employees, management and directors look forward to meeting the challenges and opportunities that lie ahead. We look forward with considerable enthusiasm to the remainder the fiscal year.

On behalf of the Board,

Jack Senior
Chairman

Gary Calderwood
President and CEO

August 30, 2003

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of the Company for the three months ended July 31, 2003, and the audited consolidated financial statements of the Company for the fiscal year ended October 31, 2002. All figures are expressed in Canadian dollars.

REVENUES
Fiscal 2003 continued its record-setting pace, as record revenue of $2,816,370 is achieved for the nine months ending July 31, 2003, surpassing by $154,057 revenue of $2,662,343 achieved over same period last year, an increase of 5.8%. Revenue for the third quarter 2003 was $886,986 compared to $858,426 for the third quarter 2002. Strongest growth by market sector was in Canada, where revenue increased by 18.9% to $644,380 from $542,012 for the first nine months of Fiscal 2003. Management believes that this increase is a direct result of the new rental program introduced to the Canadian distributor base earlier this year.

The Company's strongest market, the U.S., managed to achieve a 2.8% increase in sales for the first nine months of Fiscal 2003 over the same period of Fiscal 2002. While the Canadian dollar is stronger this year than it was last year, it has not affected our ability to remain competitive in the U.S., as we continue to sell in U.S. dollars into the United States. While foreign exchange does affect our financial results in terms of total revenue, it also has the effect of decreasing U.S. dollar expenses incurred, which include the U.S. marketing team, advertising, trade shows and raw materials.

On the international front, the end of this third quarter saw revenue decrease by 18.5% compared to the same period last year. Our international distributors and export agents continue to work diligently at developing their markets. During the quarter, equipment was shipped to such international destinations as England, United Arab Emirates, and Spain. Additional effort will be put forth this fall, as head office representatives plan to exhibit in trade shows in Malaysia in September and Germany in October. These trips represent important first steps in establishing a presence in continental Europe and South East Asia for Perfect Fry. We will also be exhibiting at a trade show in Hong Kong scheduled for February 2004 – another first for Perfect Fry.

Acquiring the property at 9298 Horton Rd SW in January 2003 has allowed Perfect Fry to augment its revenue by renting the majority of the premises back to the seller until December 1, 2003. The result is that the percentage of revenue attributable to Other Income has increased from 0.5% to 2.3% of total revenue.

EXPENSES
Operating expenses at the end of the third quarter increased by 4.8% to $2,464,020, compared with $2,350,788 in Fiscal 2002. This increase is mainly the result of increased production activities and additional staffing requirements. Non-operating expenses decreased to $158,533 at the end of the third quarter of Fiscal 2003, compared with $178,367 in the same period of Fiscal 2002, due to a re-evaluation of amortization expense. Interest expense, however, increased from $18,167 for the first nine months of Fiscal 2002 to $23,533 for the same period this year; it should be noted that the interest expense this year is primarily comprised of interest requirements for the mortgage payable for the property acquired in January 2003, and not the interest paid for utilization of the bank operating credit facility, as was the case last year.

NET EARNINGS
Net earnings were $193,817 compared with $133,188 in the same period last year, an increase of 45.5%. Operating margins increased from $311,555 to $352,350. As such, the operating margin (Revenues less Operating Expenses) as a percentage of Revenues increased from 11.7% at the end of the third quarter of Fiscal 2002 to 12.6% for the same period in Fiscal 2003. Management attributes this increase in net earnings largely to the rental income from the property at 9298 Horton Rd SW.

MANAGEMENT DISCUSSIÓN AND ANALYSIS (CONTD)

LIQUIDITY AND CAPITAL RESOURCES -- The Company's working capital position (current assets minus current liabilities) strengthened during the quarter to $1,313,532, compared with $1,304,913 in the second quarter; however, the working capital position has declined since the beginning of the year, when it was $1,454,228. Some of this decline is attributable to the increase in such current liabilities as Current portion of long term debt, relating specifically to the mortgage payable on the property at 9298 Horton Rd SW, and an increase in accounts payable due to increased production activities. As well, Cash and cash equivalents have decreased from $288,068 at October 31, 2002 to $92,578 at July 31, 2002, largely related to providing the down payment on the property, but also related to the increased production activities.

The negative cash flow of $195,490 at the end of the third quarter of Fiscal 2003, compared to the net increase in cash flow of $525,713 for the same period in Fiscal 2002, is largely the result of purchasing the property at 9298 Horton Rd SW in January 2003. However, as can be seen by the net increase in cash flow over this most recent third quarter, we are converting our high accounts receivable balance into cash at an acceptable rate. The accounts receivable balance of $824,566 has declined over this third quarter as expected, as at the beginning of the quarter, the balance was the highest it had ever been. At July 31, 2003, approximately 24%, or $196,752 of the accounts receivable was long-term in nature, resulting from the rental programs introduced to Canadian distributors in the first quarter of Fiscal 2003 and subsequently to US distributors in the third quarter. Of note is that the long term portion of accounts receivable are not replacing what would otherwise be normal-term, as evidenced by comparing the normal-term accounts receivable of $627,814 to that of July 31, 2002, $513,343.

As planned, the inventory balance has increased over the year. Recently, the inventory balance has increased from $571,688 at the end of the second quarter of 2003 to $721,911 at the end of the third quarter, and is once again at a more normal level. We plan to see the inventory balance increase a little further before the year is over in order to accommodate special orders, which require deviations from the general assembly procedures.

Capital assets, other than land and building, have been purchased this year as a matter of replacing older assets whose useful lives have expired. The new assets will increase efficiency and help reduce costs.

OUTLOOK – Perfect Fry now has in place a marketing and sales infrastructure that will support the growth plan the Company has been developing for several years. This infrastructure will continue to evolve, allowing Perfect Fry to maintain its reputation as a forward-thinking and technologically-advanced leader among foodservice industry manufacturers. This is just one of the many aspects of exemplary customer service our company has become known for.

We continue to work with various chain accounts in all market sectors. Our U.S. sales and marketing team has attended follow-up meetings with a number of head office representatives of large chain accounts over the past few months.

The Company's investments in research and development continue to generate improvements that advance the Company's product, quality leadership and new product development. While these investments are long term in nature, management believes they are essential to enhancing the value of the Company. In addition to current product enhancement, another R&D priority is to further diversify Perfect Fry's revenue by developing new products and accessories that complement the Company's line of Perfect Fryers.

Forward Looking Statements -- Certain comments in this report contain forward looking statements which are based on Perfect Fry Corporation's current expectations and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions and competitive actions.

PERFECT FRY CORPORATION
CONSOLIDATED BALANCE SHEETS (Unaudited)

ASSETS

	July 31, 2003 $	Oct 31, 2002 $
CURRENT		
Cash and cash equivalents	92,578	288,068
Accounts receivable	824,566	696,012
Inventories (Note 2)	721,911	674,404
Prepaid expenses	36,471	22,770
	1,675,526	1,681,254
PROPERTY, PLANT AND EQUIPMENT (Note 3)		
Land and building	1,089,288	-
Other	173,786	155,010
	1,263,074	155,010
DEFERRED PRODUCT DEVELOPMENT COSTS (Note 4)	678,698	676,549
	3,617,298	2,512,813

LIABILITIES AND SHAREHOLDERS' EQUITY

	July 31, 2003 $	Oct 31, 2002 $
CURRENT LIABILITIES		
Bank indebtedness (Note 5)	-	-
Accounts payable and accrued liabilities	338,961	227,026
Current portion of long term debt (Note 6)	23,033	-
	361,994	227,026
LONG TERM DEBT (Note 6)	775,700	-
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	1,461,471	1,461,471
Retained earnings	1,018,133	824,316
	2,479,604	2,285,787
	3,617,298	2,512,813

Commitment (Note 8)

ON BEHALF OF THE BOARD:

Director

Director

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (Unaudited)

	Nine months ended July 31, 2003	Nine months ended July 31, 2002	Three months ended July 31, 2003	Three months ended July 31, 2002
	$	$	$	$
REVENUE	2,816,370	2,662,343	886,896	858,426
OPERATING EXPENSES				
Cost of goods, selling and administration	2,146,659	2,037,379	699,611	652,268
US marketing initiatives	317,361	313,409	91,469	112,978
Total operating expenses	2,464,020	2,350,788	791,080	765,246
NON-OPERATING EXPENSES				
Interest	23,533	18,167	14,897	3,800
Amortization				
Deferred product development costs	81,000	117,000	27,000	39,000
Property, plant and equipment	54,000	43,200	18,000	14,400
Total non-operating expenses	158,533	178,367	59,897	57,200
	2,622,553	2,529,155	850,977	822,446
NET EARNINGS (LOSS)	193,817	133,188	35,919	35,980
RETAINED EARNINGS, beginning of period	824,316	457,530		
RETAINED EARNINGS, July 31	1,018,133	590,718		
EARNINGS (LOSS) PER SHARE (Basic and Diluted – Note 7)	0.02	0.01	0.00	0.00

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine months ended July 31, 2003	Nine months ended July 31, 2002	Three months ended July 31, 2003	Three months ended July 31, 2002
	$	$	$	$
CASH PROVIDED BY (USED IN):				
OPERATIONS				
Net earnings (loss)	193,817	133,188	35,919	35,980
Items not affecting cash:				
Amortization of deferred product development costs	81,000	117,000	27,000	39,000
Amortization of property, plant and equipment	54,000	43,200	18,000	14,400
	328,817	293,388	80,919	89,380
Changes in non-cash working capital:				
Accounts receivable	(128,554)	(143,719)	169,465	304,114
Inventory	(47,507)	502,016	(150,223)	102,125
Prepaid expenses	(13,701)	(18,430)	(8,516)	2,399
Accounts payable and accrued liabilities	111,935	(76,620)	34,017	162
	(77,827)	263,347	44,743	408,800
	250,990	556,635	125,662	498,180
INVESTING				
Additions to deferred product development costs	(83,149)	(1,049)	(34,100)	-
Additions to property, plant and equipment -other	(58,709)	(29,873)	(32,677)	(8,265)
Additions to property, plant and equipment – land and building	(1,103,355)	-	-	-
	(1,245,213)	(30,922)	(66,777)	(8,265)
FINANCING				
Loan on building	798,733	-	(5,707)	-
	798,733	-	(5,707)	
INCREASE (DECREASE) IN CASH POSITION	(195,490)	525,713	53,178	489,915
CASH (BANK INDEBTEDNESS), beginning of period	288,068	(265,930)	39,400	(230,132)
CASH (BANK INDEBTEDNESS), end of period	92,578	259,783	92,578	259,783
Note:				
Interest paid	23,533	18,167	14,897	3,800
Income taxes paid	-	-	-	-

PLEASE SEE NOTES

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
NINE MONTHS ENDED JULY 31, 2003 AND 2002

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
These consolidated financial statements include the accounts of the Company and those of its subsidiary companies, all of which are wholly-owned.

Inventories
Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labour and overhead.

Property, Plant and Equipment
Property, Plant and Equipment are recorded at cost. Amortization is provided as follows:

Building	4% declining balance method
Office and equipment	20% to 30% declining balance method
Leasehold improvements	Straight-line over the term of the lease

Deferred Product Development Costs
Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years. Research costs are expensed as incurred.

The value of the residual unamortized balance of deferred product development costs is assessed at least annually with reference to the related projected undiscounted cash flows.

Income Taxes
The Company utilizes the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per share
Basic and Diluted earnings per share are calculated using the weighted average number of common shares outstanding during the year.

Measurement uncertainty
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses during the reporting period. In the consolidated financial statements of the Company, the most significant areas for which management is required to make near-term estimates as in the assessment of the net realizable value of accounts receivables and inventories, the net recoverable value of deferred product development costs and the assessment of the likely realization of future tax assets. Actual amounts could differ from those estimates.

Foreign Exchange
Foreign currency transactions are translated into Canadian dollars using the average rate for the month in which the transaction occurred. Balance Sheet monetary items are translated at the rate at the balance sheet date. All translation gains and losses are included in the determination of net earnings

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (CONTD.)
NINE MONTHS ENDED JULY 31, 2003 AND 2002

1. **SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Basis of Revenue Recognition
All revenue is derived from the assembly and sale of the Company's patented counter-top deep fryers, filters, parts and accessories. Sales are recorded on ship date, and are made to approved distributors under terms of FOB factory, with payment terms ranging from 1 month to 24 months.

Reclassification
Certain of the prior year amounts have been reclassified to conform with current year presentation.

2. **INVENTORIES**

	3 Months ended July 30, 2003 $	Year ended Oct 31, 2002 $
Finished goods	361,767	411,087
Parts	360,144	263,317
	721,911	674,404

3. **PROPERTY, PLANT AND EQUIPMENT**

	July 31, 2003		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	703,355	14,067	689,288
	1,103,355	14,067	1,089,288
Office and equipment	479,121	318,056	161,065
Leasehold improvements	42,486	29,765	12,721
	1,624,962	361,888	1,263,074

	October 31, 2002		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	-	-	-
Building	-	-	-
Office and equipment	420,412	278,123	142,289
Leasehold improvements	42,486	29,765	12,721
	462,898	307,888	155,010

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (CONTD.)
NINE MONTHS ENDED JULY 31, 2003 AND 2002

4. DEFERRED PRODUCT DEVELOPMENT COSTS

	July 31, 2003 $	Oct 31, 2002 $
Deferred product development costs	1,789,731	1,706,581
Accumulated amortization	1,111,031	1,030,032
	678,698	676,549

5. BANK INDEBTEDNESS

The Company has a bank operating credit facility of $600,000. Advances under this facility bear interest at prime plus 0.75% and are secured by all assets of the business.

6. LONG TERM DEBT

The mortgage payable to the Community Credit Union is repayable in monthly amounts of $5,487 which includes interest at 5.43% and is amortized over a 20 year term. The mortgage payable is renewable at March 1, 2004, and is secured by the land and building.

	July 31, 2003 $	Oct 31, 2002 $
Mortgage payable	798,733	-
Less: current portion	(23,033)	-
Long term debt	775,700	-

Principal payments on the mortgage become repayable as follows:

July 31,	$
2003	23,033
2004	24,315
2005	25,688
2006	27,098
2007	28,606
2008 and thereafter	669,993
	798,733

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (CONTD.)
NINE MONTHS ENDED JULY 31, 2003 AND 2002

7. **SHARE CAPITAL**

Authorized

Unlimited number of preferred and common shares.

Issued and Outstanding

	July 31, 2003	July 31, 2002
Issued and Outstanding at beginning of period	9,788,656	9,788,656
Issued during the period	-	-
Issued and Outstanding at end of period	9,788,656	9,788,656

Earnings per share

Options to purchase 370,000 common shares were outstanding during the year but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options were still outstanding at July 31, 2003.

	Income (numerator)		*Shares (denominator)*		*Per share amount*	
For the 9 months ended July 31	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
Basic earnings per share	$193,817	$133,188	9,788,656	9,788,656	$0.02	$0.01
Diluted earnings per share	$193,817	$133,188	9,788,656	9,788,656	$0.02	$0.01
For the 3 months ended July 31	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
Basic earnings per share	$35,919	$35,980	9,788,656	9,788,656	$0.00	$0.00
Diluted earnings per share	$35,919	$35,980	9,788,656	9,788,656	$0.00	$0.00

Options

Under the stock option plan of the Company, options may be granted to directors, officers and employees for the purchase of common shares. The following options have been granted, pursuant to the stock option plan. Of the options outstanding, 215,000 were issued to directors and officers of the Company.

Options	**Options Issued and Outstanding**		**Weighted Average Exercise Price**	
	July 31, 2003	**Oct 31, 2002**	**July 31, 2003**	**Oct 31, 2002**
Outstanding at beginning of period	370,000	505,000	$ 0.30	$ 0.27
Options forfeited	-	(135,000)	-	0.20
Options exercised	-	-	-	-
Outstanding at end of period	370,000	370,000	0.30	0.30
Options exercisable at end of period	370,000	370,000		
Options held by directors and officers	215,000	215,000		

	Options Outstanding			**Options Exercisable**	
Exercise Price	**Number Outstanding at July 31, 2003**	**Weighted Average Remaining Contractual Life (Years)**	**Weighted Average Exercise Price**	**Number Exercisable At July 31, 2003**	**Weighted Average Exercise Price**
$0.30	370,000	.84	$0.30	370,000	$0.30

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (CONTD.)
NINE MONTHS ENDED JULY 31, 2003 AND 2002

8. **COMMITMENT**

The company is committed to future annual operating lease payments for facilities, not including operating costs as follows:

	$
2003	13,105
2004	13,105

9. **EXPORT SALES**

The Company's operations are conducted in one business segment however, the products and services are sold in a number of very different geographic markets. A summary of the Company's revenue by geographic area follows:

Revenue for the Six Months Ended July 31	**2003**	**2002**
Sales of equipment and accessories - USA	$1,883,859	$1,833,341
Sales of equipment and accessories - Canada	644,380	542,012
Sales of equipment and accessories - International	224,256	275,129
	2,752,495	2,650,482
Other income	63,875	11,861
	$2,816,370	$2,662,343

10. **FINANCIAL INSTRUMENTS**

Financial instruments of the Company include cash, accounts receivable, bank indebtedness and accounts payable and accrued liabilities. The fair values of all financial instruments are estimated to approximate their carrying values due to their short-term nature. All credit risk is within the foodservice industry.

PERFECT FRY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTD.)
NINE MONTHS ENDED JULY 31, 2003 AND 2002

11. **INCOME TAXES**

The Company ultilizes the liability method of tax allocation for accounting for income taxes.

The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the differences is as follows:

	2002 $	2001 $
Net earnings	366,786	(237,234)
Combined Federal and Provincial income tax rate	39.2%	42.1%
Computed income tax provision (recovery)	143,780	(99,876)
Increase (decrease) resulting from		
Recognition of future tax assets previously allowed for including rate changes	(154,620)	(5013)
Inventory Allowance	(2,305)	91,357
Non-deductible amortization	8,156	8,759
Other	4,989	4,773
Net provision for income taxes	-	-

The Company has non-capital losses for income tax purposes which may be carried forward to reduce taxable income in future years (subject to confirmation by income tax authorities). The losses expire as follows:

	2002 $	2001 $
2005	104,500	104,500
2007	60,500	60,500
2008	67,000	67,000
2009	9,500	-
	241,500	232,000

Significant components of the Company's future tax assets as of October 31, 2002 at 39.2% and 2001 at 42.1% are as follows:

	2002 $	2001 $
Operating losses carried forward	94,500	97,500
Tax values of assets in excess of accounting values	708,000	894,000
Capital losses carried forward	167,000	179,000
Investment tax credits carried forward	128,500	100,000
Total future tax assets	1,098,000	1,271,000
Valuation allowance	(1,098,000)	(1,271,000)
Net future tax assets	-	-

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Jack F. Senior, Chairman
President,
Speedi Gourmet Ltd.
Vancouver, BC

Gary G. Calderwood
President and CEO,
Perfect Fry Corporation
Calgary, AB

Gordon Sigurdson
President,
Harlan Fairbanks Co Ltd.
Winnipeg, MB

Vic Walls
President,
Border Paving Ltd.
Red Deer, AB

LEGAL COUNSEL

Fraser Milner Casgrain
30th Floor, 237 - 4 Ave SW
Calgary, AB T2P 4X7

OFFICERS

Gary G. Calderwood
President, CEO,
Secretary-Treasurer

Sharon L. Haasdyk
Chief Financial Officer

AUDITORS

Dart Bryant
Chartered Accountants
404 - 13th Avenue NE
Calgary, AB
T2E 1C2

TRANSFER AGENT

Computershare Trust
Company Of Canada
600, 530 8th Ave SW
Calgary, AB
T2P 3S8

INTERNATIONAL HEAD OFFICE

615 71st Avenue SE
Calgary, AB, Canada
T2H 0S7
Telephone: (403) 255-7712
Fax: (403) 255-1725
1-800-265-7711
E-Mail: invest@perfectfry.com
Internet: www.perfectfry.com

INVESTOR RELATIONS

Gary G. Calderwood

STOCK EXCHANGE LISTING

TSX Venture Exchange,
Symbol: PNM

As of April 30, 2002 there
were 9,788,648 shares issued
and outstanding.


PERFECT FRY COMPANY

PERFECT FRY COMPANY®

PRINTED IN CANADA

NEWS RELEASE

Perfect Fry Reports Fiscal 2003 Continues its Record-Setting Pace

CALGARY (September 10, 2003) -- Perfect Fry Corporation reported today that the third quarter ending July 31, 2003 has set a new record for the highest revenue earned in a third quarter ever recorded in the Company's history.

For the three months ending July 31, 2003 revenue totaled $886,896, compared with revenue of $858,426 over the same period last year and $861,608 in 1995, the previously highest third quarter revenue recorded.

"The strong growth in revenue during the first two quarters this year has continued into the third quarter. We are certainly on course for a very successful year." said Gary Calderwood, president and CEO, "Our record revenues and profitability reflect well on our marketing and sales initiatives, growing strength of our image in the market place, and product quality and reliability."

Third Quarter Results 2003 and 2002:
($'000's of dollars, except per share numbers)

	Three Months ended July 31,		Nine Months ended July 31,	
	2003	2002	2003	2002
Revenue	$886.9	$858.4	$2,816.3	$2,662.3
Earnings/(Loss)	$35.9	$35.9	$193.8	$133.1
Basic Earnings/(Loss) Per Share	$0.00	$0.00	$0.02	$0.01

As at July 31 2003, the Company had 9,788,656 common shares issued and outstanding.

Perfect Fry manufactures and markets the world's most sophisticated counter-top deep fryer. Its patented air filtration and fire prevention systems, compact design, and quick, clean operation have made the Perfect Fryer a preferred choice among fast food retailers across North America and around the world.. The common shares of Perfect Fry are listed for trading under the symbol PNM on the TSX Venture Exchange.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein

Contact: Sharon Haasdyk
Chief Financial Officer
Phone (403) 255-7712
E-mail: invest@perfectfry.com Web: www.perfectfry.com